Amended Schedule E

Amended and Restated Services Agreement for Trust and Regulatory Governance Dated March 31, 2017

Effective July 1, 2017

1. Service Fees

For the services provided under this Agreement, the fees shall be as follows for the Independent Franchise Partners US Equity Fund (the “Fund”):

Annual Base Fee:

$150,000

Plus;

Annual Asset-Based Fee:

0.01% of average daily net assets of the Fund.

(In the event additional IFP funds commence operations in the Trust, both Parties agree to amend the fee schedule above accordingly.)

Foreside shall invoice the Fund for the annual fees in monthly installments, to be paid in arrears by the Trust for services rendered under the agreement. If this agreement is terminated, the portion of the annual fees due for services rendered shall be pro-rated to the date of termination.

2. Out-of-Pocket Expenses, including but not limited to the following:

(a) The out-of-pocket expenses incurred in connection with Foreside’s provision of these services to the Fund including, but not limited to, travel costs for attending Fund-related meetings (e.g., Board meetings, due diligence meetings, etc.); Fund-related telephone charges; printing, copying and mailing costs for Fund-related documents; record retention for Fund-related documents; state and federal regulatory registration and filing fees or other expenses advanced by Foreside on behalf of the Fund; and

(b) Any other expenses approved by the Board.

Out-of-pocket expenses incurred will be included by Foreside in the invoice.

ADVISERS INVESTMENT TRUST	FORESIDE MANAGEMENT SERVICES, LLC

/s/ Dina Tantra	/s/ David M. Whitaker
Name: Dina A. Tantra	Name: David M. Whitaker
Title: President	Title: President